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                                                                      EXHIBIT 18

April 24, 1997


Just For Feet, Inc.
153 Cahaba Valley Parkway North
Pelham, Alabama 35124

Dear Sirs:

We have audited the financial statements of Just For Feet, Inc., as of January 31, 1997 and 1996, and for each of the three years in the period ended January 31, 1997, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 17, 1997.
Note 1 to such financial statements contains a description of your adoption during the year ended January 31, 1997 of a policy to defer store opening costs and then expanse all such costs at the date of store opening rather than to defer and then amortize all such costs over the twelve month period following a store opening. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,


DELOITTE & TOUCHE LLP